[EXCHANGE BANCSHARES LETTERHEAD]

April 11, 2005

Mr. John P. Nolan

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC   20549

RE:

Exchange Bancshares, Inc.

Form 10-KSB, Filed March 31, 2005

File No.  033-54566

Dear Mr. Nolan:

This letter is in response to your letter to me dated April 6, 2005 regarding the above filing.  Please note that our filing was a Form 10-KSB, not a Form 10-K as noted in your letter.

 The following represents our response to each of the items noted in your April 6, 2005 letter.

Comment 1

It is my understanding that under Rule 2-05 of Regulation S-X the report of other accountant on the 2002 financial statements need not be presented in annual reports to security holders furnished pursuant to the proxy and information statement rules under the Securities Exchange Act of 1934.  In addition, since we file under Regulation S-B, we are only required to provide two years of audited statements of income, cash flow and changes in stockholders’ equity.  Consequently, we respectfully request that we not be required to amend our 2004 Form 10-KSB for this matter.

Comment 2

Your comment regarding the valuation allowance for deferred tax assets deals with a number of issues.  We did evaluate the reporting of the deferred tax assets as required by SFAS 109, specifically paragraph 23 that is mentioned in your letter.  We also considered paragraph 21 (future utilization of the tax benefit of existing deductible temporary differences or carryforwards), paragraph 24 (examples of positive evidence that might support a conclusion that a valuation allowance is not needed) and paragraph 25 (use of judgment in considering the relative impact of negative and positive evidence).

Comment 2, Continued

We agree that our financial statements reflect some negative evidence, but these negative items were anticipated and are primarily the result of actions taken by new management to correct the problems of prior management.

As a function of strategies to improve asset quality, management felt it was prudent to control growth and/or allow the loan portfolio to decrease in size during 2004.  Once asset quality was under control, management would then concentrate on growing the loan portfolio and improving interest income.  During 2004, management also decreased its reliance on high-rate certificates of deposits as a funding source for loans.  As a result of management’s asset and liability strategies, the Company’s net interest margin improved to 4.22% for the first quarter of 2005 from 3.85% for 2004.  As asset quality improves and funding costs remain under control, management’s strategies to improve earnings for 2005 include growing the loan portfolio and deposit base of the Company.

As stated in paragraph 25 of SFAS 109, an enterprise must use judgment in considering the relative impact of negative and positive evidence.  In our judgment, the valuation allowance for deferred tax assets was properly stated in the 2004, 2003 and 2002 financial statements.  Positive evidence which we believe supports our conclusion includes the following:

•

The pre-tax losses for 2004 and 2002 related primarily to specific loan problems resulting from prior management.  The loan problems necessitated significant provisions to the Allowance for Loan and Lease Losses (“ALLL”) in 2002, 2003 and 2004.  New management hired in January 2004 began an intensive effort to improve asset quality and resolve problem loan issues.

•

As reported in the 2004 Management’s Discussion and Analysis (five-year summary of non-performing assets), non-performing loans decreased from $2,032,000 at December 31, 2003 to $934,000 at December 31, 2004.  We believe we have significantly improved asset quality in 2004 and will continue to do so in 2005.  This improvement in asset quality should result in lower provisions to the ALLL and improve earnings performance going forward.

•

We have not had a history of operating losses or tax credit carryforwards.  Until the 2004 net operating loss (NOL) carryforward, Exchange Bancshares has never had a NOL that was not fully recovered by a carryback claim (the 2002 NOL was fully recovered with a carryback claim to prior years).

•

The 2004 NOL carryforward of $837,000 ($285,000 deferred tax asset) has a 20-year carryforward period, through 2024.

•

The NOL carryforward relating to the Towne Bank acquisition in 1998 was initially $1,066,000 ($363,000 deferred tax asset).  Utilization of this NOL, which is limited by IRS rules to $57,000 per year, has reduced the NOL to $727,000 ($247,000 deferred tax asset) at December 31, 2004.  The carryforward period for this NOL expires in 2017.  At the time of the 1998 acquisition, a valuation allowance of 100% was established for this purchased NOL and each year a reduction in the valuation allowance of approximately $19,000 was reported as the $57,000 maximum NOL was utilized.  In 2003, based on an analysis of the recoveries of the NOL since 1998, it was determined that a 50% valuation allowance was reasonable.  Therefore, a $138,000 reduction in the valuation allowance was recorded in 2003.  This reduction was considered a “change in estimate” and reported in the 2003 operating results.

•

Tax planning strategies (as discussed in paragraph 21 of SFAS 109) are available should they be required, such as selling a branch facility which has appreciated in value.

Based on our analysis, which included the factors mentioned above, we believe we complied with the requirements of SFAS 109 and the allowance for valuation of deferred tax assets has been determined in accordance with generally accepted accounting principles.

Comment 3

Please note that since we are a financial institution, we do not present a classified balance sheet.  Therefore, the disclosure of the amount of deferred tax assets and liabilities that are classified as current and noncurrent is not applicable.

Comment 4

Exhibit 13 “Exchange Bancshares, Inc. 2003 Annual Report to Shareholders” was included, in pdf (not html) form, in the Form 10-KSB filed on March 30, 2004.  The SEC website archives include this Exhibit 13 and enable the user to review the Exhibit in its entirety.  Notwithstanding the foregoing, if it is necessary for us to file an amendment to the Form 10-KSB, we will do so.

 Closing Comment

We acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to our filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the above meets with your approval.

Very truly yours,

EXCHANGE BANCSHARES, INC.

 /s/  THOMAS E. FUNK

Thomas E. Funk

Chief Financial Officer